FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of

1934, Section 17(a) of the Public Utility Holding Company Act of 1935

or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response. . .0.5

(Print or Type Responses)
1. Name and Address of Reporting Person* Peter Leeuwerke	2.Date of Event Requiring Statement (Month/Day/Year) October 17, 2002	4. Issuer Name and Ticker or Trading Symbol Cormax Business Solutions Inc. "CMXS"
(Last) (First) (Middle) 5950 Bow Crescent NW
(Street) Calgary, Alberta, Canada T3B 2B9	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give Other title below) (specify below) . President .	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)
7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	800,000	D
Series A Preferred Stock	1,000,000	I	Ingenuity Marketing (2000) Inc., controlled by Mr. Leeuwerke.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5.Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

s/s "Peter Leeuwerke"

November 29, 2002

**Signature of Reporting Person

* If the form is filed by more than one reporting person, see Instruction 5(b) (v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See

18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is

Insufficient,

See Instruction 6 for procedure.